UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cazoo Group Ltd.
(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share
(Title of Class of Securities)

G2007L204
(CUSIP Number)

Andrew Genser
General Counsel
55 Railroad Avenue
Greenwich, Connecticut 06830
203-863-7050
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.: G2007L204	Page 2 of 11 Pages
1	NAMES OF REPORTING PERSONS
VIKING GLOBAL INVESTORS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 3 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Performance LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 4 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities Master Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,940,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,940,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,940,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 5 of 11 Pages
1	NAMES OF REPORTING PERSONS
Viking Global Equities II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
60,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
60,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
60,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 6 of 11 Pages
1	NAMES OF REPORTING PERSONS
O. ANDREAS HALVORSEN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norway

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 7 of 11 Pages
1	NAMES OF REPORTING PERSONS
DAVID C. OTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 8 of 11 Pages
1	NAMES OF REPORTING PERSONS
ROSE S. SHABET

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,000,000 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,000,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,000,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.2% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1. See Item 5 of the Schedule 13D.

2. The percentages set forth herein are calculated based on (i) 38,494,209 Ordinary Shares outstanding as of March 20, 2023, as reported in the Issuer’s annual report on Form 20-F filed with the Commission on March 30, 2023, and (ii) 3,000,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Schedule 13D
CUSIP No.: G2007L204	Page 9 of 11 Pages
EXPLANATORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 5 to the Schedule 13D (“Amendment No. 5”) amends certain items of the Schedule 13D filed with the Commission on September 19, 2022, as amended and supplemented by Amendment No. 1 filed with the Commission on November 10, 2022, Amendment No. 2 filed with the Commission on February 27, 2023, Amendment No. 3 filed with the Commission on March 21, 2023, and Amendment No. 4 filed with the Commission on April 27, 2023 (collectively, the “Schedule 13D”), relating to the Class A Ordinary Shares, par value $0.002 per share (the “Ordinary Shares”), of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”).  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 12, 2023, the Reporting Persons and certain other Parties to the Cooperation Agreement submitted to the board of directors of the Issuer, for discussion purposes, an indicative proposal outlining a potential restructuring of the Notes and certain other potential changes to the Issuer’s capital structure (the “Indicative Proposal”).  The Indicative Proposal contemplates that the Issuer’s outstanding $630 million principal amount of Notes would be exchanged for a combination of newly issued Ordinary Shares and newly issued senior secured notes with a lesser principal amount than the Notes so exchanged, thereby reducing the Issuer’s outstanding indebtedness and resulting in the holders of the Notes holding a substantial percentage of the Ordinary Shares outstanding following the exchange.  The Indicative Proposal also contemplates (i) that the Issuer would issue new warrants to the Issuer’s existing shareholders, providing the existing shareholders with the right to acquire Ordinary Shares upon the Issuer meeting certain future equity valuation targets, and (ii) establishment of a new management incentive program to promote the retention and performance of key Issuer personnel.  The material terms of the Indicative Proposal were reviewed by all Parties to the Cooperation Agreement prior to its submission.  Under the Cooperation Agreement, each of the Parties has agreed that it shall not support, either directly or indirectly, consent to, or otherwise vote in favor of, any restructuring transaction that is not supported by the Parties holding a majority of the Notes held by all Parties.  The Indicative Proposal remains subject to ongoing due diligence by the Parties and necessary approvals and may be revised or rescinded at any time depending on a variety of factors, including the nature and substance of any future discussions or negotiations between the Parties and their advisors and the Issuer and its advisors.  There can be no assurance that the Indicative Proposal will be adopted in whole or in part by the Issuer and the Parties, or that discussions or negotiations with the Issuer relating to the Indicative Proposal, or similar proposals or counterproposals, will occur or will result in a restructuring of the Notes or any other changes to the Issuer’s capital structure.  If discussions or negotiations are so commenced, they may result in outcomes that differ materially from those contemplated by the Indicative Proposal.  The Indicative Proposal does not represent an offer to purchase or sell any securities.  The Reporting Persons are not seeking or soliciting the consent of any other person with respect to, nor are they making any recommendation to any other person regarding the merits of, the Indicative Proposal.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

On May 11, 2023, the Issuer and the Funds entered into an agreement (the “Addendum”) to amend the Board Observer Agreement dated February 16, 2022.  Among other things, the Addendum provides that until such time as the Issuer notifies the Funds in accordance with the Board Observer Agreement, confidential information may be disclosed by the Funds and their representatives to Farallon Capital Europe LLP and their representatives provided that certain conditions under the Addendum are satisfied.

Schedule 13D
CUSIP No.: G2007L204	Page 10 of 11 Pages
Except as otherwise set forth in the Schedule 13D, as amended by this Amendment No. 5, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer.

Schedule 13D
CUSIP No.: G2007L204	Page 11 of 11 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP, and as an Executive Committee Member of VIKING GLOBAL PERFORMANCE LLC, and on behalf of itself and VIKING GLOBAL EQUITIES II LP and VIKING GLOBAL EQUITIES MASTER LTD., pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

May 16, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).